Exhibit 99.1

FOR IMMEDIATE RELEASE

For more information contact:

Jose Luis Gentile

Chief Financial Officer

Telefax: (5411) 4343-7528

investorelations@gfgsa.com

www.gfgsa.com

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR ITS

FOURTH QUARTER AND FISCAL YEAR ENDED DECEMBER 31, 2012

Buenos Aires, Argentina, February 15, 2013 – Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia”, “GFG”) (Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) announced its consolidated financial results for the fourth quarter ended December 31, 2012.

NET INCOME FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

•	Net income for the fiscal year ended December 31, 2012, amounted to Ps. 1,336.2 million or Ps. 1.076 per share, equivalent to Ps. 10.76 per ADS.

•	During the same period, Banco de Galicia y Buenos Aires (the “Bank”) recorded a Ps. 1,301.1 million net income.

NET INCOME FOR THE QUARTER ENDED DECEMBER 31, 2012

•	Net income for the fourth quarter ended December 31, 2012, amounted to Ps. 368.2 million or Ps. 0.297 per share, equivalent to Ps. 2.97 per ADS.

•

This result was mainly attributable to the income derived from our interest in the Bank (Ps. 343.0 million), in Sudamericana Holding S.A. (Ps. 28.0 million) and from deferred tax adjustments (Ps. 11.8 million) partially offset by administrative and financial expenses of Ps. 16.9 million.

•	During the fourth quarter ended December 31, 2012, the Bank recorded a net income of Ps. 361.3 million, higher than the Ps. 359.0 million corresponding to the fourth quarter of FY 2011.

•	As of December 31, 2012, the Bank’s market share of loans to the private sector was 9.05%. The Bank’s market share of deposits from the private sector was 9.12%.

Press Release | 4° Q 2012	Grupo Financiero | Galicia S.A. 1

•	The table below shows results per share based on Grupo Financiero Galicia’s financial statements.

	In pesos
	FY 2012	FY 2011
	4th Q.	4th Q.	Twelve months ended at:
Earnings per Share	12/31/12	12/31/11	12/31/12	12/31/11
Total Average Shares (in thousands)	1,241,407	1,241,407	1,241,407	1,241,407
Total Shares Outstanding (in thousands)	1,241,407	1,241,407	1,241,407	1,241,407
Book Value per Share	3.923	2.861	3.923	2.861
Book Value per ADS (1 ADS = 10 ordinary shares)	39.230	28.610	39.230	28.610
Earnings per Share	0.297	0.286	1.076	0.892
Earnings per ADS (1 ADS = 10 ordinary shares)	2.970	2.860	10.760	8.920

•	Grupo Financiero Galicia’s net income for the quarter represents an annualized return of 2.76% on average assets and of 31.57% on average shareholders’ equity.

	Percentages
	FY 2012	FY 2011
	4th Q.	4th Q.	Twelve months ended at:
Profitability	12/31/12	12/31/11	12/31/12	12/31/11
Return on Average Assets (Annualized)	2.76	3.47	2.80	3.07
Return on Average Shareholders Equity (Annualized)	31.57	42.38	32.12	37.39

•	The table below shows Grupo Financiero Galicia’s income statement on a non consolidated basis, which includes the elimination of transactions with controlled companies.

	In millions of pesos
	Twelve months ended at:
GFG Income Statement (non consolidated)	12/31/12	12/31/11
Income from equity investments	1,396.9	1,153.1
Administrative expenses	(23.3)	(20.0)
Net other income	(1.7)	6.5
Net financial income	(35.7)	(31.8)
Income tax	0.0	(0.9)
Net income for the year	1,336.2	1,106.9

2 Grupo Financiero | Galicia S.A.	Press Release | 4° Q 2012

	In millions of pesos
	FY 2012
	4th Q.	3rd Q.	Twelve months ended at:
Net Income by Business	12/31/12	09/30/12	12/31/12	12/31/11
Income from stake in Banco Galicia (94.9%)	343.0	323.1	1,235.2	1,050.1
Income from stake in Sudamericana Holding (87.5%)	28.0	30.0	101.4	81.4
Income from stake in Compañía Financiera Argentina (3%)	1.7	2.0	6.4	2.3
Income from stake in other companies	0.6	4.1	4.9	(1.2)
Deferred tax adjustment in Banco Galicia’s subsidiaries	11.8	6.7	50.4	20.1
Other Income GFG	(16.9)	(18.7)	(62.1)	(44.9)
Income tax	—	—	—	(0.9)
Net Income for the period	368.2	347.2	1,336.2	1,106.9

NET INCOME BY BUSINESS

•	“Income from stake in other companies” includes the results from our interests in Net Investment S.A., Galicia Warrants S.A, G.V. Mandataria de Valores S.A. and Galval Agente de Valores S.A.

•

“Deferred tax Adjustment” shows the income tax charge determined by the Bank’s subsidiaries in accordance with the deferred tax method. This adjustment was not made in the Bank’s financial statements because Argentine Central Bank regulations do not contemplate the application of the deferred tax method.

•	“Other income GFG” for the fourth quarter ended December 31, 2012 mainly includes Ps. 7.4 million of administrative expenses and Ps. 10.2 million of financial expenses.

•

“Income from Insurance Activities” included in the consolidated Income Statement, which includes premiums net of claims and production costs. The other results (financial, administrative and taxes) were consolidated in the corresponding accounts.

Press Release | 4° Q 2012	Grupo Financiero | Galicia S.A. 3

CONFERENCE CALL

On Tuesday, February 19, 2013, at 11:00 A.M. Eastern Standard Time (13:00 PM Buenos Aires Time), GFG will host a conference call to review this results.

The call-in number is: 719-325-2402—Passcode: 4540518.

This report is a summary analysis of the Grupo Financiero Galicia’s financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with the Bank’s press release (www.bancogalicia.com.ar) and GFG’s financial statements, as well as with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), Securities and Exchange Commission (www.sec.gov), Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar), Bolsa de Comercio de Córdoba and Nasdaq (www.nasdaq.com).Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

4 Grupo Financiero | Galicia S.A.	Press Release | 4° Q 2012

SELECTED FINANCIAL INFORMATION — CONSOLIDATED DATA*

	In millions of pesos
	12/31/12	09/30/12	06/30/12	03/31/12	12/31/11
Cash and due from banks	8,345.0	7,296.7	6,636.5	6,272.1	6,418.9
Government and Corporate Securities	3,627.1	5,047.9	5,210.7	6,114.4	5,230.9
Net Loans	42,593.0	36,505.9	34,184.0	32,099.7	30,904.5
Other Receivables Resulting from Financial Brokerage	4,418.6	5,821.4	5,137.3	5,392.3	5,013.8
Equity Investments in other Companies	76.1	80.4	65.3	52.2	56.2
Bank Premises and Equipment, Miscellaneous and Intangible Assets	2,461.2	2,254.3	2,113.2	2,020.7	1,920.6
Other Assets	1,937.3	2,017.5	1,819.2	1,753.7	1,648.1
TOTAL ASSETS	63,458.3	59,024.1	55,166.2	53,705.1	51,193.0
Deposits	39,945.2	35,155.7	33,236.8	32,325.6	30,135.1
Other Liabilities Resulting from Financial Brokerage	14,281.7	15,141.5	13,945.4	13,663.0	13,927.1
Subordinated Negotiable Obligations	1,188.0	1,099.9	1,053.1	1,000.0	984.4
Other Liabilities	2,471.4	2,465.4	2,163.6	2,308.7	2,065.5
Minority Interest	701.9	659.7	612.6	574.5	529.3
TOTAL LIABILITIES	58,588.2	54,522.2	51,011.5	49,871.8	47,641.4
SHAREHOLDERS’ EQUITY	4,870.1	4,501.9	4,154.7	3,833.3	3,551.6
INFLATION AND EXCHANGE RATE
Retail Price Index (%) **	2.85	2.59	2.38	2.61	2.08
Wholesale Price Index (%) **	2.99	3.15	3.18	3.16	2.81
C.E.R. (%) **	2.68	2.41	2.59	2.48	2.12
Exchange Rate ($/U$S)***	4.9173	4.6942	4.5253	4.3785	4.3032

*	Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art.33 — Law 19550).
**	Variation within the quarter.
***	Last working day of the quarter. Source B.C.R.A. — Comunique “A” 3500 — Reference Exchange Rate

Press Release | 4° Q 2012	Grupo Financiero | Galicia S.A. 5

SELECTED FINANCIAL INFORMATION — CONSOLIDATED DATA*

	In millions of pesos
	12/31/12	09/30/12	06/30/12	03/31/12	12/31/11
FINANCIAL INCOME	2,539.3	2,312.6	2,226.1	2,051.0	1,907.4
Interest on Cash and Due From Banks	—	—	0.1	—	0.1
Interest on Loans to the Financial Sector	18.5	14.8	11.9	14.1	12.3
Interest on Overdrafts	188.0	192.7	163.0	155.0	158.8
Interest on Notes	471.0	368.7	267.1	286.5	273.8
Interest on Mortgage Loans	35.7	30.0	29.5	30.4	29.6
Interest on Pledge Loans	10.7	8.6	8.1	8.3	7.7
Interest on Credit Card Loans	830.6	723.8	722.2	656.2	522.2
Interest on Financial Leases	37.4	30.8	29.1	31.6	31.0
Interest on Other Loans	699.3	646.8	620.0	577.5	545.3
Net Income from Government and Corporate Securities	212.5	259.5	273.1	216.6	300.7
Net Income from Options	-4.9	6.0	—	0.4	—
On Other Receivables Resulting from Financial Brokerage	13.9	9.9	10.8	10.8	10.1
Net Income from Guaranteed Loans-Decree 1387/01	1.1	1.0	1.0	0.9	0.9
Adjustment by application of adjusting index	0.2	0.3	0.2	0.2	0.3
Quotations Differences on Gold and Foreign Currency	—	—	—	—	(21.5)
Other	25.3	19.7	90.0	62.5	36.1
FINANCIAL EXPENSES	1,174.3	994.1	891.8	880.4	721.5
Interest on Saving Accounts Deposits	1.0	1.0	1.3	1.5	1.1
Interest on Time Deposits	663.2	524.5	468.2	529.5	453.2
Interest on Interbank Loans Received ( Call Money Loans)	3.1	1.3	2.4	2.8	2.2
Interest on Loans from Financial Sector	12.1	13.3	13.0	15.6	14.9
For Other Liabilities resulting from Financial Brokerage	188.9	159.1	137.2	122.3	116.0
Interest on Subordinated Negotiable Obligations	32.8	31.5	29.6	28.9	28.3
Other interest	7.9	19.0	14.0	13.7	6.6
Net Income from Options	—	—	—	—	0.1
Adjustment by application of adjusting index	—	0.1	—	—	—
Contributions to the Deposit Insurance Fund	15.5	14.6	14.1	13.1	12.7
Quotations Differences on Gold and Foreign Currency	50.1	67.7	60.8	10.6	4.1
Other	199.7	162.0	151.2	142.4	82.3
GROSS BROKERAGE MARGIN	1,365.0	1,318.5	1,334.3	1,170.6	1,185.9
PROVISIONS FOR LOAN LOSSES	401.7	341.3	348.7	255.6	271.6
INCOME FROM SERVICES, NET	898.4	831.0	742.2	728.4	690.5
INCOME FROM INSURANCE ACTIVITIES	190.1	172.2	156.6	133.0	120.0
ADMINISTRATIVE EXPENSES	1,591.9	1,485.3	1,405.4	1,291.0	1,162.9
Personnel Expenses	872.8	813.8	790.3	733.6	630.9
Directors’ and Syndics’ Fees	13.5	12.4	12.5	11.5	11.0
Other Fees	78.6	63.0	55.0	48.7	55.2
Advertising and Publicity	102.3	101.9	83.6	71.5	83.2
Taxes	120.9	111.2	109.0	94.6	84.8
Depreciation of Premises and Equipment	34.4	29.0	27.3	26.5	24.4
Amortization of Organization and Development Expenses	56.6	51.2	46.7	44.2	35.0
Other Operating Expenses	191.5	188.5	171.8	162.4	142.7
Other	121.3	114.3	109.2	98.0	95.7
MINORITY INTEREST	(42.2)	(47.2)	(48.7)	(48.3)	(49.8)
INCOME FROM EQUITY INVESTMENTS	37.4	32.3	27.1	20.6	32.7
NET OTHER INCOME	108.2	79.3	61.1	26.5	122.1
INCOME TAX	195.1	212.3	179.4	202.5	311.8
NET INCOME	368.2	347.2	339.1	281.7	355.1

*	Grupo Financiero Galicia, consolidated with subsidiary companies (Art.33 — Law 19550).

6 Grupo Financiero | Galicia S.A.	Press Release | 4° Q 2012

SELECTED FINANCIAL INFORMATION — CONSOLIDATED DATA*

	In millions of pesos
Twelve months ended at:	12/31/12	12/31/11
FINANCIAL INCOME	9,129.0	6,017.7
Interest on Cash and Due From Banks	0.1	0.6
Interest on Loans to the Financial Sector	59.3	24.8
Interest on Overdrafts	698.7	398.5
Interest on Notes	1,393.3	797.1
Interest on Mortgage Loans	125.6	112.7
Interest on Pledge Loans	35.7	24.4
Interest on Credit Card loans	2,932.8	1,744.2
Interest on Leasings / Financial leases	128.9	95.8
Interest on Other Loans	2,543.6	1,881.4
Net Income from Government and Corporate Securities	961.7	753.0
Net Income from Options	1.5	—
On Other Receivables Resulting from Financial Brokerage	45.4	34.6
Net Income from Guaranteed Loans-Decree 1387/01	4.0	4.4
Adjustment by application of adjusting index	0.9	2.0
-Quotations Differences on Gold and Foreign Currency	—	—
Other	197.5	144.2
FINANCIAL EXPENSES	3,940.6	2,274.2
Interest on Demand Accounts Deposits	—	—
Interest on Saving Accounts Deposits	4.8	6.9
Interest on Time Deposits	2,185.4	1,272.9
Interest on Interbank Loans Received ( Call Money Loans)	9.6	2.8
Interest on Loans from Financial Sector	54.0	44.3
For other Liabilities resulting from Financial Brokerage	607.5	350.4
Interest on Subordinated Negotiable Obligations	122.8	114.5
Other interest	54.6	25.9
Net Income from Options	—	0.1
Adjustment by application of adjusting index	0.1	0.1
Contributions to the Deposit Insurance Fund	57.3	44.9
Quotations Differences on Gold and Foreign Currency	189.2	4.1
Other	655.3	407.3
GROSS BROKERAGE MARGIN	5,188.4	3,743.5
PROVISIONS FOR LOAN LOSSES	1,347.3	843.4
INCOME FROM SERVICES, NET	3,200.0	2,451.7
INCOME FROM INSURANCE ACTIVITIES	651.9	457.4
ADMINISTRATIVE EXPENSES	5,773.6	4,205.2
Personnel Expenses	3,210.5	2,333.9
Directors’ and Syndics’ Fees	49.9	38.2
Other Fees	245.3	188.2
Advertising and Publicity	359.3	280.5
Taxes	435.7	298.6
Depreciation of Premises and Equipment	117.2	92.9
Amortization of Organization and Development Expenses	198.7	104.6
Other Operating Expenses	714.2	526.3
Other	442.8	342.0
MINORITY INTEREST	(186.4)	(171.0)
INCOME FROM EQUITY INVESTMENTS	117.4	132.7
NET OTHER INCOME	275.1	295.1
INCOME TAX	789.3	753.9
NET INCOME	1,336.2	1,106.9

*	Grupo Financiero Galicia, consolidated with subsidiary companies ( Art. 33 — Law 19550).

Press Release | 4° Q 2012	Grupo Financiero | Galicia S.A. 7